EXHIBIT 99.1

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges, based on financial information calculated in accordance with International Financial Reporting Standards (IFRS), for the nine months ended July 31, 2016, and years ended October 31, 2015 and 2014:

	Year Ended October 31		Nine Months Ended July 31, 2016
	2014	2015
Excluding Interest on Deposits	3.68	3.73	4.06
Including Interest on Deposits	2.07	2.13	2.18

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges and preferred dividends, based on financial information calculated in accordance with IFRS, for the nine months ended July 31, 2016, and years ended October 31, 2015 and 2014:

	Year Ended October 31		Nine Months Ended July 31, 2016
	2014	2015
Excluding Interest on Deposits	3.42	3.47	3.68
Including Interest on Deposits	2.01	2.07	2.09